Exhibit 99.2

 News Release

Kinross reports record 2008 production and revenue
Revenue grows 48%, margins increase 33% year-over-year
Cost of sales continues downward trend in fourth quarter

Toronto, Ontario, February 18, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the fourth quarter and year ended December 31, 2008.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 17 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

•
Gold equivalent production[1] was 550,221 gold equivalent ounces in the fourth quarter 2008, an increase of 43% over the fourth quarter 2007. For full-year 2008, gold equivalent production was in line with previously-announced guidance at 1,838,038 gold equivalent ounces, an increase of 16% over 2007.

•
Revenue was $484.4 million in the fourth quarter, an increase of 72% over the same period last year, with an average realized gold price of $794 per ounce sold compared to $796 per ounce sold in the fourth quarter of 2007. Full-year 2008 revenue was a record $1,617.0 million, a 48% increase over full-year 2007 revenue. The average realized gold price for the full year was $857 per ounce sold.

•
Cost of sales per gold equivalent ounce[2] was $375 in the fourth quarter, a decrease of 11% compared to the same period last year, on sales of 534,945 gold equivalent ounces. Cost of sales per ounce for full-year 2008 was slightly below previously stated guidance at $421, on sales of 1,756,056 gold equivalent ounces. Fourth quarter cost of sales per gold equivalent ounce decreased 8% over the third quarter of 2008.

•
Kinross’ attributable margin per ounce sold[3] was $419 in the fourth quarter, an increase of 11% year-over-year. For full-year 2008, the attributable margin per ounce sold was $436, an increase of 33% over full-year 2007.

•
Kinross recorded a net loss of $968.8 million, or $1.47 per share, for the fourth quarter 2008, and a net loss of $807.2 million, or $1.28 per share, for full-year 2008. Net earnings for the fourth quarter and full-year were reduced by a net $1,025.6 million ($1.56 per share) and $1,056.0 million ($1.68 per share) respectively, by a goodwill impairment accounting charge of $994.1 million primarily related to goodwill recorded in the 2007 Bema acquisition, plus additional items detailed on page three of this news release. Excluding these items, fourth quarter earnings would have been $56.8 million, or $0.09 per share, and full-year earnings would have been $248.8 million, or $0.40 per share.

•
Cash flow from operating activities before changes in working capital[4] was $222.4 million in the fourth quarter, or $0.34 per share, an increase of 240% per share over the same period last year, and $634.6 million  for the full year, or $1.01 per share, an increase of 80% per share over full-year 2007.  Cash and short-term investment balances were $525.1 million at December 31, 2008 compared with $561.2 million at December 31, 2007.

•
On February 5, 2009 Kinross completed an offering of common shares at a price of US$17.25 per share. The underwriters chose to exercise their over-allotment option in full, resulting in a total of approximately 24 million shares being issued for gross proceeds of approximately $415 million.

•	The Paracatu expansion and Kettle River-Buckhorn commenced production in the fourth quarter of 2008.

•
On January 8, 2009 Kinross completed its acquisition of the Lobo-Marte project in Chile. The Company will undertake a drilling, design, engineering, and metallurgical testing program with the expectation of upgrading the resource base to an NI 43-101 compliant reserve.

•
On January 29, 2009 a new mining law officially came into effect in Ecuador, allowing Kinross to begin the permitting process to recommence advanced exploration work on its Fruta del Norte (FDN) project.

•	The Board of Directors declared a dividend of $0.04 per share payable on March 31, 2009 to shareholders of record on March 24, 2009.

1 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
2 Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.
3 Attributable margin per ounce sold is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.
4 Cash flow before changes in working capital is a non-GAAP measure and is defined as cash flow provided from operating activities before changes in operating assets and liabilities.

CEO commentary
Tye Burt, Kinross President and CEO, made the following comments in relation to the fourth quarter and year-end 2008 results:

“We are proud of what Kinross employees achieved in 2008. Our operations delivered strong performance while our project teams successfully brought three new growth projects into production. The result was record production of 1.8 million ounces, a 48% increase in revenue, and a 33% increase in margins over 2007. As expected, our costs also declined as our new projects came into production, with fourth quarter cost of sales per ounce 8% lower than the previous quarter, and 11% lower than fourth quarter 2007. Our higher margins translated into cash flow of $222.4 million or $0.34 per share before changes in working capital in the fourth quarter of 2008, an increase of 240% in cash flow per share over the fourth quarter of 2007.

“With increased production from our growth projects in 2009, we expect to grow production to 2.4 to 2.5 million ounces in 2009. At the same time, we are setting the stage for our next wave of growth. Lobo-Marte remains at the forefront of our project pipeline, with the project expected to benefit from previous mining activity at the site and our own extensive resources and technical experience in the area.  The project team has laid out a detailed work program to apply for drilling permits, gather baseline environmental data, and begin a pre-feasibility study which we expect to complete by year-end. In Ecuador, with the new mining law now in effect, we are working closely with government and the local community to advance work on our Fruta del Norte project. We are working to obtain the necessary permits to advance our exploration program, and will commence an 8,000-meter infill drilling program once we have obtained the necessary permits.

“We finished 2008 with $525 million in cash and short-term investments. We recently took advantage of a favourable capital market window to further improve our liquidity position with a public equity offering, resulting in $415 million in total proceeds and leaving Kinross in an even stronger financial position amid turbulent markets.”

Summary of financial and operating results

		Three months ended December 31,		Years ended December 31,
	(dollars in millions, except per share and per ounce amounts)	2008	2007	2008	2007
	Total(a) gold equivalent ounces(b) - produced	620,863	384,598	1,994,674	1,589,321
	Total gold equivalent ounces - sold	610,935	356,329	1,888,954	1,575,940

	Attributable(c) gold equivalent ounces - produced	550,221	384,598	1,838,038	1,589,321
	Attributable gold equivalent ounces - sold	534,945	356,329	1,756,056	1,575,940

	Metal sales	$484.4	$281.4	$1,617.0	$1,093.0
	Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$216.7	$149.3	$768.8	$580.3
	Accretion and reclamation expense	$11.8	$1.8	$24.7	$10.9
	Depreciation, depletion and amortization	$109.6	$29.1	$273.8	$129.3
	Impairment charge - goodwill	$994.1	$-	$994.1	$-
	Operating earnings (loss)	$(904.9)	$59.2	$(611.6)	$226.9
	Net earnings (loss)	$(968.8)	$173.1	$(807.2)	$334.0
	Basic earnings (loss) per share	$(1.47)	$0.29	$(1.28)	$0.60
	Diluted earnings (loss) per share	$(1.47)	$0.28	$(1.28)	$0.59
	Cash flow provided from operating activities	$201.0	$72.8	$443.6	$341.2
	Cash flow before changes in working capital (d)	$222.4	$60.9	$634.6	$313.5
	Cash flow before changes in working capital per share (e)	$0.34	$0.10	$1.01	$0.56
	Average realized gold price per ounce	$794	$796	$857	$697
	Consolidated cost of sales per equivalent ounce sold (f)	$355	$419	$407	$368
	Attributable(c) cost of sales per equivalent ounce sold	$375	$419	$421	$368

(a)	"Total" includes 100% of Kupol production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2008 was 77.84:1, compared with 55.33:1 for the fourth quarter of 2007. The ratio for the year of 2008 was 58.17:1 compared with 51.51:1 for the year of 2007.

(c)	"Attributable" includes Kinross' share of Kupol production (75%) only.
(d)	"Cash flow before changes in working capital" is a non-GAAP measure. It is defined as cash flow provided from operating activities before changes in operating assets and liabilities.
(e)
"Cash flow before changes in working capital per share" is a non-GAAP measure. It is defined as cash flow provided from operating activities before changes in operating assets and liabilities divided by the weighted average of common shares as determined for the calculation of basic earnings per share.

(f)	"Consolidated cost of sales per ounce" is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Kinross produced 550,221 gold equivalent ounces in the fourth quarter of 2008, a 43% increase over the fourth quarter of 2007, and 1,838,038 ounces for the full year, a 16% increase over full-year 2007, and in line with previously-stated guidance. The increases were primarily due to production from Kupol, which had its first two full quarters of production.

In the fourth quarter revenue from metal sales totaled $484.4 million, compared to $281.4 million during the same period in 2007, an increase of 72%. Revenue from metal sales in full-year 2008 was $1,617.0 million, compared to $1,093.0 million in 2007. The 48% year-over-year increase in revenue can be attributed to a higher realized gold price and an increase in gold ounces sold in 2008. The average realized gold price for the fourth quarter and full-year 2008 was $794 and $857 per ounce, respectively, compared with $796 and $697 per ounce in the same respective periods in 2007.

Cost of sales per gold equivalent ounce was $375 in the fourth quarter compared to $419 per ounce for the fourth quarter of 2007, a decrease of 11%. Cost of sales decreased 8% per ounce from the third quarter of 2008. Cost of sales per gold equivalent ounce for full-year 2008 was $421 compared to $368 in 2007. The increase in cost of sales per gold equivalent ounce on a full year basis reflects higher costs for power, fuel, labour and consumables that Kinross and the industry experienced in 2008 compared to prior years.

Kinross’ margin per gold equivalent ounce sold was $419 in the fourth quarter of 2008, an increase of 11% compared to the fourth quarter of 2007, reflecting lower cost of sales per gold equivalent ounce in the fourth quarter of 2008. The margin per gold equivalent ounce sold was $436 for full-year 2008, an increase of 33% compared to full-year 2007.

Kinross recorded a net loss of $968.8 million, or $1.47 per share, for the fourth quarter of 2008. Earnings for the fourth quarter included a goodwill impairment accounting charge of $994.1 million primarily related to goodwill recorded in the Bema acquisition (see page 12 for more detail), a tax charge of $63.9 million as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by Rio Paracatu prior to Kinross acquiring 100% of Rio Paracatu, an impairment charge on investments of $23.6 million, a year-end charge for asset retirement obligation of $5.6 million, net foreign exchange gains of $40.7 million, net non-hedge derivative gains of $17.2 million, and net gains on the sale of assets of $3.7 million. Excluding these items, which reduced earnings by $1,025.6 million, or $1.56 per share, fourth quarter earnings would have been $56.8 million, or $0.09 per share. Kinross recorded net earnings of $173.1 million, or $0.29 per share, for the fourth quarter of 2007. Excluding certain items set out in our news release dated February 21, 2008, which increased earnings by $132.2 million, or $0.22 per share, fourth quarter 2007 earnings would have been $40.9 million, or $0.07 per share.

Kinross recorded a net loss of $807.2 million, or $1.28 per share, for full-year 2008, compared to net earnings of $334.0 or $0.60 per share, for full-year 2007. Earnings for the full year included a goodwill impairment accounting charge of $994.1 million primarily related to goodwill recorded in the Bema acquisition, a tax charge of $63.9 million as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by Rio Paracatu prior to Kinross acquiring 100% of Rio Paracatu, an impairment charge on investments of $83.9 million, a provision for litigation settlement of $19.1 million, a year-end charge for asset retirement obligation of $5.6 million, a fair value incremental charge of $5.0 million related to La Coipa inventory, net foreign exchange gains of $41.4 million, net non-hedge derivative gains of $41.6 million, and net gains of the sale of assets of $32.6 million. Excluding these items, which reduced earnings by $1,056.0 million, or $1.68 per share, full year earnings would have been $248.8 million, or $0.40 per share.

General and administrative expenses were $28.7 million in the fourth quarter of 2008, compared with $22.2 million in the fourth quarter of 2007. General and administrative expenses for the full-year 2008 were $100.8 million, also in line with guidance, compared to $69.6 million in 2007. The increase is primarily related to higher personnel and information technology costs.

Cash flow from operating activities was $201.0 million in the fourth quarter, compared to $72.8 million in the same period last year. Cash and short-term investments were $525.1 million at December 31, 2008 compared to $561.2 million at December 31, 2007.

Capital expenditures for the fourth quarter were $145.6 million, compared to $184.9 million in the previous fourth quarter. Capital expenditures totaled $714.7 million for full-year 2008 compared to $601.1 million in 2007. The expenditures in 2008 were approximately 5% less than guidance and reflect the expansion of operations at Paracatu, building the Kupol mine, development at Kettle River-Buckhorn, Round Mountain expansion and Fort Knox expansion and heap leach engineering.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Operations review and update

Three months ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	77,133	76,060	76,495	68,992	$37.6	$27.8	$492	$403
Round Mountain	54,489	63,068	51,664	62,639	27.4	22.1	530	353
Paracatu	49,941	47,426	41,000	45,857	19.6	18.0	478	393
La Coipa (a)	56,145	49,611	49,287	43,707	26.4	15.2	536	348
Maricunga (b)	51,389	60,266	50,478	60,135	30.0	29.4	594	489
Crixas	22,163	21,037	21,757	21,167	5.9	6.2	271	293
Julietta (c)	-	16,477	-	14,516	-	8.4	-	579
Porcupine JV (d)	-	33,280	-	25,415	-	15.7	-	618
Musselwhite (d)	-	17,373	-	13,901	-	6.5	-	468
Kupol (100%) (e)	282,567	-	303,958	-	64.2	-	211	-
Kettle River (f)	27,036	-	16,296	-	5.6	-	344	-
Other operations	-	-	-	-	-	-	-	-
Corporate and other	-	-	-	-	-	-	-	-
Total	620,863	384,598	610,935	356,329	$216.7	$149.3	$355	$419
Less Kupol non-controlling interest (25%)	(70,642)	-	(75,990)	-	(16.0)	-
Attributable	550,221	384,598	534,945	356,329	$200.7	$149.3	$375	$419

Twelve months ended December 31,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	329,105	338,459	330,898	330,977	$152.4	$113.9	$461	$344
Round Mountain	246,946	302,971	242,652	300,222	112.9	94.9	465	316
Paracatu	188,156	174,987	183,115	175,009	82.4	65.2	450	373
La Coipa (a)	226,293	197,554	234,759	193,731	114.7	52.1	489	269
Maricunga (b)	223,341	205,750	221,882	204,922	125.5	91.7	566	447
Crixas	87,669	91,305	86,663	95,822	26.2	24.9	302	260
Julietta (c)	39,585	63,004	41,099	71,428	32.3	38.1	786	533
Porcupine JV (d)	-	144,062	-	136,005	-	66.9	-	492
Musselwhite (d)	-	71,229	-	67,824	-	32.6	-	481
Kupol (100%) (e)	626,543	-	531,590	-	116.8	-	220	-
Kettle River (f)	27,036	-	16,296	-	5.6	-	344	-
Other operations	-	-	-	-	-	-	-	-
Corporate and other	-	-	-	-	-	-	-	-
Total	1,994,674	1,589,321	1,888,954	1,575,940	$768.8	$580.3	$407	$368
Less Kupol non-controlling interest (25%)	(156,636)	-	(132,898)	-	(29.2)	-
Attributable	1,838,038	1,589,321	1,756,056	1,575,940	$739.6	$580.3	$421	$368

(a) Production and sales from La Coipa are 50% share from January 1, 2007 through December 21, 2007, and 100% from December 22 through December 31, 2007.
Cost of sales per ounce for the year 2008 includes $28 related to the related to the increase in inventory volume due to the asset swap transaction.
(b) Production from the Maricunga mine is 100% for March 2007 and beyond. Prior to that, Kinross owned 50% of the operation.
(c) Production from the Julietta mine is from March 2007 - August 16, 2008.
(d) Production and sales from Musselwhite and Porcupine Joint Venture for 2007 are from January 1, 2007 through December 21, 2007.
(e) Kupol began operations in the second quarter of 2008.
(f) Kettle River began operations in the fourth quarter of 2008.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

At the Fort Knox mine in Alaska, U.S.A., tonnes of ore mined and processed in full-year 2008 were higher than 2007 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore. The decline in recovery rates was due to more refractory ore. Cost of sales increased by 34% primarily due to increased sales and higher personnel and energy costs. Metal sales increased by 26% due to higher metal prices for the full year.

At the Round Mountain mine in Nevada, U.S.A., tonnes of ore mined in full-year 2008 were higher than 2007 due to mine sequencing. Lower grades and the decline in the performance of aging pads resulted in lower gold equivalent ounces produced in full-year 2008 compared to full-year 2007. Metal sales were similar to 2007, and cost of sales increased due to higher prices of diesel and other consumables and higher revenue-based royalties.

At the Paracatu mine in Brazil, tonnes of ore processed in full-year 2008 were higher than 2007 due to the ramp-up of the expansion project. Gold equivalent ounces produced and sold during the full-year 2008 were, respectively, 8% and 5% higher than full-year 2007. The increases, primarily due to higher throughput and grades, also boosted metal sales for the year. Cost of sales increased as a result of higher costs of consumables, higher production and the effects of a stronger Brazilian real in 2008 versus 2007.

At the La Coipa mine in Chile, tonnes of ore mined in full-year 2008 were lower than 2007 due to the pit wall failure at Coipa Norte in January 2008. Access was re-established in the second quarter and mining activities resumed for the rest of 2008.  Metal sales increased by 53% in 2008 compared to 2007 due to the additional 50% interest acquired through the Goldcorp asset swap transaction in December 2007 and higher gold prices. Cost of sales increased primarily due to higher maintenance costs and higher costs for diesel and electricity.

At the Maricunga mine in Chile, tonnes of ore processed in full-year 2008 were higher than 2007 due to an increase in plant availability and fewer lost days of production due to weather. Metal sales increased compared to 2007 due to the combination of higher gold prices and an 8% increase in gold equivalent ounces sold. The increase in cost of sales was a result of higher costs of energy, consumables, labour, and higher revenue-based royalties.

At the Crixás joint venture in Brazil, metal sales for full-year 2008 increased by 14% due to higher gold prices, which was partially offset by a 10% decline in gold equivalent ounces sold for the year. Cost of sales were higher comparable to the prior year primarily because of higher energy costs.

The Kupol mine in the Russian Federation was in operation in the second quarter of 2008 upon reaching certain minimum levels of production. For the year, Kinross’ share of production was 469,907 gold equivalent ounces, including 405,383 ounces of gold and 4,175,126 ounces of silver. Gold grades averaged 28.5 grams per tonne during the year and silver grades averaged 328.4 grams per tonne. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments.

The Kettle River-Buckhorn mine in Washington State was in operation for the fourth quarter of 2008 upon reaching certain minimum levels of production. For the year, Kettle River-Buckhorn produced 27,036 gold equivalent ounces and sold 16,296 ounces. The gold equivalent ounces sold were lower than the amount produced due to timing of shipments.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

2008 Mineral Reserve and Mineral Resources Update
Please refer to the Mineral Reserve and Mineral Resource tables and corresponding notes located at the end of this news release.

Proven and Probable Mineral Reserves

Kinross’ total Proven and Probable Mineral Reserves at December 31, 2008 decreased by 970,000 ounces of gold to 45.6 million ounces from 46.6 million ounces at year-end 2007.   Reserves were largely replaced at Kinross’ producing operations. The net decrease is primarily due to the updated Cerro Casale pre-feasibility study that resulted in an 833,000 ounce decrease in Cerro Casale mineral reserves, and a 55,000 ounce decrease as a result of the sale of the Julietta mine.  Mineral reserves increased or remained the same at four of the nine gold properties with mineral reserves (Kettle River, Round Mountain, Maricunga and Paracatu). Gold mineral reserves decreased at Fort Knox, Crixas, La Coipa and Kupol with the changes primarily due to mining depletions and engineering adjustments.

The chart below illustrates the net impact of additions and reductions to Proven and Probable Mineral Reserves in 2008, in millions of ounces:

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated mineral resources at year-end 2008 increased by 24%, or 2.6 million ounces of gold, to 13.7 million ounces compared to year-end 2007.  Measured and Indicated Mineral Resources increased at six of the ten properties with a mineral resource.  The net gain is primarily due to gains made at Fort Knox and Paracatu which were a function of drilling, and metal price increases.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Inferred Mineral Resources

In addition to the reported measured and indicated mineral resources estimated at a gold price of $800, inferred mineral resources of gold at year-end totaled 444,587,000 tonnes at an average grade of 1.45 grams per tonne.  The majority of the increase in inferred mineral resources from December 31, 2007 to December 31, 2008 was a result of the acquisition of the Fruta del Norte deposit which added 58.9 million tonnes at an average grade of 7.23 g/t Au and 11.8 g/t Ag for 13.69 million ounces of gold and 22.4 million ounces of silver.  See Note 12 on page 25 of this news release for information regarding the preparation of resource estimates for Fruta del Norte.

The chart below illustrates the net changes of additions and reductions to Measured and Indicated Resources and Inferred Mineral Resources in 2008, in millions of ounces.

For year-end 2008, gold reserves were estimated using a $725 per ounce gold price and gold resources were estimated using a $800 per ounce gold price. For year-end 2007, gold reserves were estimated using a $550 per ounce gold price and gold resources were estimated using a $625 per ounce gold price.

Silver reserves at the end of 2008 increased by 28.8 million ounces from year-end 2007 to 105.8 million ounces. 2008 year-end silver reserves were estimated using a price of $12 per ounce, compared to a silver price of $10 per ounce at year-end 2007. For year-end 2008, inferred mineral resources of silver total 175,748,000 tonnes at an average grade of 8.0 grams per tonne using a $13.00 silver price.

Copper reserves at the end of 2008 were reduced by 243 million pounds to 2.6 billion pounds as a result of adjustments reflected in the pre-feasibility study at Cerro Casale. Copper reserves were estimated using a price of $2 per pound.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Project updates
The forward-looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 17 of this news release.

Paracatu expansion

The ramp-up in production at the Paracatu expansion is continuing, and throughput was 60% of design capacity at year-end. Adjustments to the milling process are continuing, including changing SAG mill grates to improve throughput, and it is currently expected that the project will reach full capacity within the second quarter of 2009. We do not expect this to have an impact on previously stated guidance.

As part of the expansion project, the Company plans to commence construction of a new tailing facility, subject to obtaining the required permit from the government authorities. In connection with the permit application process, the Company has been negotiating with local parties, State and Federal Public Attorneys and the federal land management agency to acquire all necessary ownership rights to lands required to build and operate the tailing facility. The Company expects to commence construction by the second quarter of 2009 pending final approval of the permit and the conclusion of negotiations with local parties. Construction is scheduled over a two-year period.

Fort Knox Project

Construction of the heap leach project concluded for the season and is scheduled to restart in the spring. Construction is complete on approximately 78% of the leach pad area required for initial ore placement and leaching. Start-up of leaching operations is scheduled to commence in the third quarter of 2009.

Lobo-Marte

As a previously operating mine located in close proximity to Kinross’ existing sites, Lobo-Marte has several advantages in moving forward. There is road access to the site, water rights, and the initial Marte pit has been established. Kinross, with operations in the area, has considerable experience in high altitude leaching, an existing administrative center in Copiapo, and access to an experienced workforce.

The Lobo-Marte project team has been assembled, and a detailed initial program of work has been laid out to apply for drilling permits, gather baseline environmental data, and start pre-feasibility study work.

The Company plans a $3 million infill drilling program in 2009 to gather metallurgical samples. The pre-feasibility study is expected to be completed by year-end. The study will evaluate project alternatives, determine project economics, and finalize design concepts. The Company expects to have established a definitive timetable for project development by year-end.

Fruta del Norte

On January 29, 2009, a new Mining Law was published in the Ecuadorian government’s official registry and has now taken effect.

The Company has since commenced discussions with government authorities to obtain permits that are necessary in order to re-commence its infill drilling program and to advance the project in other areas.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Two drills are on site at FDN, which will be immediately deployed on an 8,000-meter infill drilling campaign once the necessary permits are obtained. The infill drilling program itself is expected to take about three months to complete.  Kinross plans to spend $45 million in Ecuador this year, part of which will be dedicated to upgrading mineral resources and supporting a pre-feasibility study at FDN.

The Company will provide an update on the FDN permitting time-line as and when more information becomes available.

Cerro Casale

At Cerro Casale, an updated pre-feasibility study has been completed which updates prior assumptions and has identified a number of opportunities for enhanced economics. These assumptions and further technical work will be contained in a full feasibility study currently in progress, with targeted completion in the third quarter of 2009.

The parties have agreed in principle to the terms of the shareholders’ agreement governing the Cerro Casale Joint Venture. The agreement reflects a new ownership structure which will result in Kinross and Barrick Gold each owning a 50% interest in Cerro Casale. The agreement is expected to be executed by the Company and Barrick following a reorganization of the Cerro Casale corporate ownership structure.

Other projects

The Company continues to evaluate opportunities to increase throughput and extend mine life at existing operations. At Maricunga, new trucks are expected to be delivered in March which will allow the Company to begin pre-stripping to develop the new Pancho pit.

2009 Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 17 of this news release.

As stated in the guidance release from January 7, 2009, Kinross expects to produce approximately 2.4 to 2.5 million gold equivalent ounces in 2009, an increase of approximately 32% over 2008 production.  Cost of sales per gold equivalent ounce is expected to be approximately $390-420 for full-year 2009.

On a by-product accounting basis, Kinross expects to produce 2.2 to 2.3 million ounces of gold and 12 to 12.5 million ounces of silver at an average cost of sales per gold ounce of $360 to $390.

Capital expenditures for 2009 are expected to be approximately $475 million versus the previous forecast of $460 million, due to 2008 capital expenditure carry-overs.

Exploration and business development expenses for 2009 are forecast to be approximately $75 million, of which approximately $65 million will be allocated for exploration and corporate development, and $10 million for technical services and environment, health and safety.

Exploration and Business Development

Exploration and business development expense for full-year 2008 was in line with budget at $59.0 million, compared with $47.3 million for full-year 2007.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Acquisition of Lobo-Marte

On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM from certain subsidiaries of Anglo American plc for an aggregate purchase price of $140 million.  Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Maricunga and La Coipa mines.  The acquisition was accounted for as an equity investment as at December 31, 2008.

On January 8, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa through the acquisition of the remaining  60% interest from Teck Cominco Limited for $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. Teck, as manager of Minera, reported Indicated Resources of 97,680,000 tonnes grading 1.72 g/t gold (approximately 5.4 million ounces of gold) and Inferred Resources of 9,250,000 tonnes grading 1.56 g/t gold (approximately 0.5 million ounces of gold) at Lobo-Marte on a 100% basis as at December 31, 2007 (see page 75 of Teck’s 2007 Annual Report).

Junior equity investment initiative

Kinross has been pursuing a strategy of acquiring equity positions as a long-term partner in promising junior companies on a select basis, in order to maximize exposure to new prospects and growth opportunities at a relatively small capital investment. In the fourth quarter of 2008, Kinross increased its interest in Victoria Gold Corp., a gold-focused, growth-oriented exploration company with 17 exploration properties in Nevada, to approximately 28% of Victoria’s total non-diluted outstanding shares. In the fourth quarter Kinross also participated in private equity placements by BCGold Corp., Underworld Resources, Oro Silver, and Rye Patch Gold, in order to maintain its pro-rata share in these companies.

Agreement with Polyus Gold

On January 26, 2009 Kinross signed a non-binding agreement with Polyus Gold regarding the Nezhdaninskoye deposit located in the Republic of Sakha (Yakutia) in the Russian Federation. Under the terms of the agreement, Kinross has six months to review the Nezhdaninskoye project and decide if it wishes to proceed with a feasibility study. If Kinross elects to proceed, it will enter into a joint venture agreement with Polyus to undertake a feasibility study over the following 18 months.

Exploration update

Exploration and business development expenses for full-year 2008 were $59.0 million, compared with $47.3 million for the year 2007. Of the total exploration and business development expense, expenditures on exploration totaled $12.0 million and $45.1 million for the quarter and year, respectively. Capitalized exploration expenses for 2008 totaled $10.3 million.

Kinross was active on more than two dozen mine site and greenfields projects in 2008 with a total of 172,580 metres drilled (112,385 metres expensed and 60,195 metres capitalized). Gold reserves decreased slightly to 45.6 million ounces during the year. Details are outlined in the 2008 Mineral Reserve and Resources update on page 6.

■
Minesite exploration: Programs were successfully concluded at Maricunga (with drilling at Verde contributing 466,000 ounces to reserve), Fort Knox (Phase 7 drilling converting 427,000 ounces to reserve) and Kupol (where drilling on the 650 Zone resulted in conversion of 287,000 ounces of gold and 5.1 million ounces of silver to reserves).

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

■
La Coipa district: Target generation activities continued with trenching, mapping and geochemical sampling at the Chimberos Este and Kiko targets (identified on the new exploration areas staked during 2008).

■
Ixhuatan (Kinross earning 70%): One core drill continued drilling at the Central Zone while the other completed step-out holes along strike at Laguna Chica. Forty-two holes were drilled for a total of 14,356 metres by year-end.

■
Kupol West (37.5% Kinross): Drilling continued on the north extension target with five holes drilled for 1,743 metres, improving understanding of the area geology and refining targeting focus. Kinross is in the process of finalizing the program for the 2009 field season with its partner B2Gold.

■	Fruta del Norte/Condor Project: Planning for the 2009 exploration program at Fruta del Norte was completed.

■	Patrocínio (Kinross earning 65%): Nine core holes were completed on the Pista Velha target identifying narrow, weakly mineralized structural zones in altered granite.

■
Generative Projects in 2008: New joint venture projects completed in 2008 include those with Full Metal Minerals (Kuskokwim Range JV in Alaska), Brett Resources (British Columbia and Yukon Alliance), Riverside Resources (Mesa Central Alliance in Mexico), Midway Gold (Thunder Mountain JV in Nevada) and a private JV formed in respect of the Las Leddas property in Chile. New project areas were staked in the La Coipa District (Huemul and Kiko), Eastern Nevada (Debut and Windermere), Alaska (Web) and Brazil (Cuiabá-Poconé). In total, approximately 300,000 hectares of new exploration lands were added to the property portfolio.

In 2009, the Company’s exploration efforts will support Kinross’ strategy to rejuvenate its asset portfolio through organic growth. Specific objectives include upgrading the exploration pipeline with new projects, executing on existing exploration programs, and growing reserves.

Total 2009 budgeted expensed exploration is $61 million with approximately 60% to be invested in the North and South American Cordillera regions (including Ecuador) and the balance slated for Eastern Russia, Brazil and corporate exploration activities (including Mexico). Greenfields, near-mine and advanced-stage project expenditures will account for approximately 60% of expensed exploration with major initiatives at Fruta del Norte, Lobo-Marte, La Coipa and Fort Knox. Capitalized exploration expenditures will total $10 million with most of the budget allocated to North America for definition drilling at the three mines.

Some key projects based on Kinross’ budgeted exploration expenditure in 2009 include:

■
Fruta del Norte: The Company has budgeted $9.9 million for infill drilling to convert inferred resources to indicated category and to continue district-scale exploration including follow-up drilling of quality targets along the FDN trend.

■	La Coipa: Activities will be focused on resource extension drilling beyond the pit walls and property-wide target generation.

■
Kupol: A $4.3 million program with 12,000 metres of drilling is planned for 2009, focusing primarily on the North Pit, North Extension and 650 Zone drill programs, with the aim of resource replacement. The program will also aim to identify new resource areas, with a focus on several highly prospective conceptual targets.

■	Ixhuatan: Drilling will focus on testing the Caracol and Cacate targets outboard of the main Cerro La Mina and Campamento discovery areas.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

■	Kettle River-Buckhorn: Activities will be focused on exploring Buckhorn-style skarn horizons beneath the Buckhorn orebody and drill testing new targets near the mine complex.

■	Lobo-Marte: The Company has budgeted $3 million for infill drilling.

■
Fort Knox: The focus will be on delineating resource potential on the south wall target and additional infill drilling to further define mineralized extensions in the northwest sector of the Phase 7 push-back.

Financial Overview

Goodwill impairment

In 2008, Kinross completed a review of the carrying value of goodwill for all reporting units carrying goodwill. As a result of this review, a non-cash impairment charge of $994.1 million was recorded, primarily related to assets acquired through the purchase of Bema. For fourth quarter and full-year 2008, there was a goodwill impairment charge of $668.4 million recorded for Kupol, $220.2 million for Maricunga, and $105.5 million for Quebrada Seca, an exploration property acquired through Bema. No impairment charges were recorded in 2007.

The following table illustrates the net impact of goodwill impairments:

Goodwill	September 30, 2008	Impairment Charges	December 31, 2008

Round Mountain	$58.7	$-	$58.7
Paracatu	65.5	-	65.5
La Coipa	124.4	-	124.4
Kettle River	20.9	-	20.9
Kupol	827.2	(668.4)	158.8
Maricunga	396.1	(220.2)	175.9
Crixas	38.0	-	38.0
Other	645.2	(105.5)	539.7

Total	$2,176.0	$(994.1)	$1,181.9

Other income (expense) -- net

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Gain on sale of assets and investments - net	$3.7	$149.1	$32.6	$184.6
Impairment of investments	(23.6)	(1.3)	(83.9)	(1.3)
Litigation settlement	-	-	(19.1)	-
Interest income and other	4.3	3.3	19.3	15.2
Interest expense	(48.8)	(2.3)	(74.6)	(6.8)
Foreign exchange gains (losses)	40.7	(8.4)	41.4	(36.4)
Realized non-hedge derivative losses	(4.3)	(1.2)	(1.1)	-
Unrealized non-hedge derivative gains	21.5	2.7	42.7	34.3
Other income (expense) - net	$(6.5)	$141.9	$(42.7)	$189.6

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Interest income and other

Interest income and other was $4.3 million in the fourth quarter, compared to $3.3 million for the same period last year. Interest income increased to $19.3 million for full-year 2008 from $15.2 million in full-year 2007 primarily due to higher average cash balances, partially offset by lower average interest rates.  In the fourth quarter, Kinross’ interest expense was $48.8 million compared to $2.3 million in the prior fourth quarter. For full-year 2008, interest expense was $74.6 million, compared to $6.8 million for the full year 2007. The increase in interest expense for the fourth quarter and full year is primarily due to a charge of $37.3 million recorded in the fourth quarter of 2008, which is one component of the $63.9 million Brazilian tax charge referenced on page 3 of this news release.

Gains on sale of investments and other assets

For the fourth quarter, total gains on sale of investments and other assets were $3.7 million compared to $149.1 million for the same period last year.

For full-year 2008, total gains on sale of investments and other assets were $32.6 million. Kinross recognized gains on the disposition of Julietta for $3.4 million, the disposition of its 40% interest in Hammond Reef for $12.2 million in stock and the disposition of the Kubaka mine for $11.5 million in cash. In 2007, total gains on disposal of assets and investments were $184.6 million.

Impairment of investments

The Company recorded an impairment charge of $23.6 million in the fourth quarter of 2008 due to writedowns of the book value of Kinross’ interest in various investments.

Foreign exchange

In the fourth quarter, Kinross recorded a foreign exchange gain of $40.7 million versus a loss of $8.4 million in the same period of 2007. For full-year 2008, foreign exchange gains were $41.4 million compared to a loss of $36.4 million for 2007. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the U.S. dollar over the course of the year.

Income and mining taxes

In the fourth quarter, Kinross recorded an income and mining tax expense of $28.4 million on a loss before tax of $911.4 million, compared to $24.7 million on earnings before tax of $201.1 million in the comparable period in 2007. For full-year 2008, Kinross recorded an income and mining tax expense of $101.1 million on a loss before tax of $654.3 million, compared to $73.8 million on earnings before tax of $416.5 million for full-year 2007. Income and mining taxes for the fourth quarter and full year included a charge of $20.7 million recorded in the fourth quarter of 2008, which is one component of the $63.9 million Brazilian tax charge referenced on page 3 of this news release.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three months and year ended on December 31, 2008:

Cash flow summary

	Three months ended December 31,		Years ended December 31,
(in US$ millions)	2008	2007	2008	2007
Cash flow:
Provided from operating activities	$201.0	$72.8	$443.6	$341.2
Provided from (used in) investing activities	(312.6)	16.2	(856.2)	(336.0)
Provided from (used in) financing actvities	(87.2)	159.5	375.7	379.4
Effect of exchange rate changes on cash	(16.3)	7.6	(23.8)	12.6
Increase (decrease) in cash and cash equivalents	(215.1)	256.1	(60.7)	397.2
Cash and cash equivalents:
Beginning of period	705.7	295.2	551.3	154.1
End of period	$490.6	$551.3	$490.6	$551.3

Operating Activities

Cash flow from operating activities was $201.0 million in the fourth quarter compared to $72.8 million in the comparable period last year. During 2008, cash provided from operating activities increased to $443.6 million compared to $341.2 million in 2007.  The increase in operating cash flows in 2008 was primarily due to higher gold prices and an increase in gold equivalent ounces sold.

Investing Activities

Net cash used in investing activities during the fourth quarter was $312.6 million, versus $16.2 million provided from investing activities in the comparable period of 2007.

During 2008, net cash used in investing activities totaled $856.2 million compared to $336.0 million for 2007, a change of $520.2 million, which was primarily related to the increase in property plant and equipment, largely the result of expenditures related to the Paracatu expansion and the investment in Lobo-Marte.

The following table provides a breakdown of capital expenditures:

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Capital expenditures
(In US$ millions)

	Three months ended December 31,		Years ended December 31,
	2008	2007	2008	2007

Operating segments
Fort Knox	$32.8	$9.1	$126.6	$30.0
Round Mountain	11.2	9.7	36.9	40.3
Paracatu	59.6	85.7	329.2	225.2
La Coipa	5.0	2.3	17.1	5.2
Maricunga	3.8	1.0	22.4	6.4
Crixás	7.0	3.1	19.7	11.7
Julietta	-	0.9	2.4	3.0
Kupol	7.2	46.4	102.4	191.8
Kettle River	11.9	11.8	42.5	43.0
Musselwhite	-	4.0	-	12.1
Porcupine joint venture	-	6.2	-	23.6
Other Operations	-	1.2	-	-
Corporate and other (a)	7.1	3.5	15.5	8.8

Total	$145.6	$184.9	$714.7	$601.1

(a) 'Corporate and other' includes Toronto and Cerro Casale related expenditures.

Capital expenditures

Capital expenditures in the fourth quarter and for full-year 2008 included costs related to the expansion at Paracatu, and the development of Kupol and Kettle River-Buckhorn, which all began operations during 2008.

Financing Activities

In the fourth quarter of 2008, cash flow used in financing activities was $87.2 million, compared to cash flow of $159.5 million provided in 2007.

During 2008, cash flow provided by financing activities of $375.7 million primarily consisted of a net increase in debt of $449.6 million, and cash from the exercise of options and warrants of $31.7 million. This was partially offset by dividends paid of $51.5 million and net cash paid in respect of the settlement of derivative instruments in the amount of $23.2 million.  The net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the net amount of $449.9 million.

In February 2009, Kinross completed a public offering of common shares at a price of $17.25 per common share. The underwriters, led by UBS Securities Canada Inc., elected to exercise their over-allotment option, resulting in a total of 24 million common shares being issued for gross proceeds of $414.6 million.

Forward Sales Contracts

Under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema, Kinross is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

As at December 31, 2008, Kinross had gold and silver forward contracts to deliver 820,815 ounces of gold and 10,800,000 ounces of silver.  These contract dates range from 2009 through 2012, at prices ranging from $495 per ounce to $785 per ounce for gold and $8.20 to $13.50 for silver.

During the fourth quarter of 2008, Kinross engaged gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.45 which mature in 2009.  The purpose of these derivatives is to offset a portion of the derivatives which were acquired as a result of the Bema acquisition in 2007.  With the engagement of these derivatives, Kinross de-designated the hedging relationship for the gold and silver forward sales maturing in 2009.

Balance Sheet

At December 31, 2008, Kinross had cash and short-term investments of $525.1 million, a decrease of $36.1 million from full-year 2007.  Current assets increased to $1,124.9 million in 2008, primarily related to the start-up of commercial operations at Kupol and an increase in supplies at Paracatu to prepare for the expansion.  In addition, total assets increased by $658.2 million, primarily due to an increase in property, plant and equipment of $1,271.7 million. The increase in property, plant and equipment primarily related to the acquisition of Aurelian Resources during the third quarter of 2008. This was largely offset by a non-cash impairment charge of goodwill of $994.1 million.  Total debt rose by $386.8 million as a result of the issuance of convertible debentures.

(in US$ millions)	December 31, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$525.1	$561.2
Current assets	$1,124.9	$933.7
Total assets	$7,387.5	$6,729.3
Current liabilities	$551.5	$407.4
Total debt, including current portion (a)	$950.9	$564.1
Total liabilities (b)	$2,610.6	$1,891.5
Shareholders' equity	$4,776.9	$4,837.8

Statistics
Working capital	$573.4	$526.3
Working capital ratio (c)	2.04:1	2.29:1

(a) Includes long-term debt.

(b) Includes preferred shares and non-controlling interest.

(c) Current assets divided by current liabilities.

Conference Call Details

Kinross will hold a conference call and audio webcast on Wednesday, February 18, 2009 at 5:30 p.m. ET to discuss the results, followed by a question-and-answer session.

To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website
www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact: Steve Mitchell Vice-President, Corporate Communications (416) 365-2726 steve.mitchell@kinross.com
Investor Relations Contact:
Erwyn Naidoo
Vice-President,
Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Lisa Doddridge
Director,
Investor Relations
(416) 369-6480
lisa.doddridge@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis, our offer and take-over bid circular previously filed in respect of Aurelian Resources Inc. (the "Aurelian Bid Circular") and our final short-form prospectus dated and filed on January 29, 2009 (the “January 2009 Prospectus”),or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting, development and operations at the Kettle River — Buckhorn project continuing on a basis consistent with Kinross’ current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations;

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

(5) permitting, development and operations at the Kupol gold and silver project continuing on a basis consistent with Kinross’ current expectations; (6) the Company’s 75% interest in Kupol remaining grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation, consistent with the Company’s expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the repeal of Ecuador’s current mining mandate and the implementation of its new mining law keep consistent with Kinross’ current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (10) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (11) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (12) certain price assumptions for gold and silver; (13) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (14) production and cost of sales forecasts meeting expectations; (15) the accuracy of our current mineral reserve and mineral resource estimates; and (16) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross.  Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, the "Risk Factors Related to the Offer" section of the Aurelian Bid Circular and the “Risk Factors” section of the January 2009 Prospectus.  These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key sensitivities

Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.
The technical information about the Company’s material mineral properties contained in this presentation has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Consolidated balance sheets
(expressed in millions of United States dollars, except per share and share amounts)

	As at
	December 31,	December 31,
	2008	2007

Assets
Current assets
Cash and cash equivalents	$490.6	$551.3
Restricted cash	12.4	2.4
Short-term investments	34.5	9.9
Accounts receivable and other assets	126.5	95.2
Inventories	437.1	242.8
Unrealized fair value of derivative assets	23.8	24.0
Current assets held for sale	-	8.1
	1,124.9	933.7
Property, plant and equipment	4,748.0	3,476.3
Goodwill	1,181.9	2,014.8
Long-term investments	185.9	127.7
Future income and mining taxes	33.9	33.3
Unrealized fair value of derivative assets	8.7	3.5
Deferred charges and other long-term assets	104.2	136.3
Long-term assets held for sale	-	3.7
	$7,387.5	$6,729.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$246.3	$290.1
Current portion of long-term debt	167.1	76.0
Current portion of reclamation and remediation obligations	10.0	10.0
Current portion of unrealized fair value of derivative liabilities	128.1	29.1
Current liabilities of the assets held for sale	-	2.2
	551.5	407.4
Long-term debt	783.8	488.1
Other long-term liabilities	586.6	499.0
Future income and mining taxes	622.3	465.9
Long-term liabilities of the assets held for sale	-	7.0
	2,544.2	1,867.4
Non-controlling interest	56.3	14.0
Convertible preferred shares of subsidiary company	10.1	10.1
Common shareholders' equity
Common share capital and common share purchase warrants	5,873.0	5,123.6
Contributed surplus	168.5	65.4
Accumulated deficit	(1,100.2)	(253.1)
Accumulated other comprehensive loss	(164.4)	(98.1)
	4,776.9	4,837.8
	$7,387.5	$6,729.3
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	659,438,293	611,925,266

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	For the years ended December 31,
	2008	2007	2006

Revenue
Metal sales	$1,617.0	$1,093.0	$905.6

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	768.8	580.3	481.7
Accretion and reclamation expense	24.7	10.9	33.5
Depreciation, depletion and amortization	273.8	129.3	108.3
	549.7	372.5	282.1
Other operating costs	7.4	28.7	26.0
Exploration and business development	59.0	47.3	39.4
General and administrative	100.8	69.6	52.1
Impairment charges - goodwill	994.1	-	-
Operating earnings (loss)	(611.6)	226.9	164.6
Other income (expense) - net	(42.7)	189.6	27.6
Earnings (loss) before taxes and other items	(654.3)	416.5	192.2
Income and mining taxes (expense) recovery - net	(101.1)	(73.8)	(25.9)
Equity in losses of associated companies	(8.7)	(11.1)	-
Non-controlling interest	(42.3)	3.2	0.3
Dividends on convertible preferred shares of subsidiary	(0.8)	(0.8)	(0.8)
Net earnings (loss)	$(807.2)	$334.0	$165.8

Earnings (loss) per share
Basic	$(1.28)	$0.60	$0.47
Diluted	$(1.28)	$0.59	$0.47
Weighted average number of common shares outstanding (millions)
Basic	628.6	557.4	352.1
Diluted	628.6	566.1	353.2

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	For the years ended December 31,
	2008	2007	2006

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(807.2)	$334.0	$165.8
Adjustments to reconcile net earnings (loss) to net cash provided from
(used in) operating activities:
Depreciation, depletion and amortization	273.8	129.3	108.3
Accretion and reclamation expenses	24.7	10.9	33.5
Accretion of convertible debt and deferred financing costs	15.4	-	-
Impairment charges:
Goodwill	994.1	-	-
Investments and other assets	83.9	1.3	10.5
Gain on disposal of assets and investments - net	(30.2)	(184.6)	(47.4)
Equity in losses of associated companies	8.7	11.1	-
Non-hedge derivative gains - net	(41.6)	(30.2)	-
Future income and mining taxes	27.9	26.4	0.9
Non-controlling interest	42.3	(3.2)	(0.3)
Stock-based compensation expense	21.6	13.0	10.4
Unrealized foreign exchange losses and other	21.2	5.5	0.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(33.7)	(6.5)	(10.1)
Inventories	(145.4)	(10.6)	13.5
Accounts payable and other liabilities	(11.9)	44.8	6.0
Cash flow provided from operating activities	443.6	341.2	292.0
Investing:
Additions to property, plant and equipment	(714.7)	(601.1)	(202.9)
Business acquisitions - net of cash acquired	21.2	2.4	(0.6)
Proceeds on sale of marketable securities	-	-	-
Proceeds from the sale of long-term investments and other assets	37.3	61.8	33.7
Additions to long-term investments and other assets	(168.9)	(28.9)	(13.9)
Proceeds from the sale of property, plant and equipment	-	232.9	10.7
Additions to short-term investments	(24.6)	(9.9)	-
Decrease in restricted cash	(10.0)	6.4	-
Other	3.5	0.4	-
Cash flow used in investing activities	(856.2)	(336.0)	(173.0)
Financing:
Issuance of common shares on exercise of options and warrants	31.7	216.2	7.6
Proceeds from issuance of debt	123.2	287.7	35.3
Proceeds from issuance of convertible debentures	449.9	-	-
Debt issuance costs	(1.6)	-	(2.5)
Repayment of debt	(123.5)	(88.4)	(104.6)
Dividends paid	(51.5)	(5.6)	-
Settlement of derivative instruments	(23.2)	(30.5)	-
Other	(29.3)	-	-
Cash flow provided from (used in) financing activities	375.7	379.4	(64.2)
Effect of exchange rate changes on cash	(23.8)	12.6	1.7
Increase in cash and cash equivalents	(60.7)	397.2	56.5
Cash and cash equivalents, beginning of year	551.3	154.1	97.6
Cash and cash equivalents, end of year	$490.6	$551.3	$154.1

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Kinross Gold Corporation                                                                                                                                Kinross reports record 2008 production and revenue
                                                                                                     Page 22
Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	('000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q4 2008	100	1,168	1.30	83%	56,145	49,287	26.4	536	5.0	6.5
		Q3 2008	100	1,255	1.00	81%	48,879	56,877	33.0	580	3.5	10.4
	La Coipa (3) (4)	Q2 2008	100	1,331	0.95	77%	60,376	47,941	19.2	400	4.8	9.9
		Q1 2008	100	1,164	0.83	81%	60,893	80,654	36.1	448	3.8	12.0
		Q4 2007	50/100	1,129	1.13	80%	49,611	43,707	15.2	348	2.3	5.0
Chile		Q4 2008	100	3,920	0.82	nm	51,389	50,478	30.0	594	3.8	4.5
		Q3 2008	100	3,945	0.77	nm	53,313	60,798	34.8	572	4.5	5.5
	Maricunga	Q2 2008	100	3,259	0.77	nm	57,260	48,806	26.6	545	8.7	3.9
		Q1 2008	100	3,903	0.71	nm	61,379	61,800	34.1	552	5.4	3.9
		Q4 2007	100	3,506	0.65	nm	60,266	60,135	29.4	489	1.0	2.8
		Q4 2008	100	6,051	0.40	64%	49,941	41,000	19.6	478	59.6	5.2
		Q3 2008	100	4,860	0.37	81%	47,641	47,500	19.8	417	93.9	4.4
	Paracatu	Q2 2008	100	4,655	0.41	79%	47,338	52,150	23.8	456	72.4	3.5
		Q1 2008	100	4,791	0.37	78%	43,236	42,465	19.2	452	103.3	3.2
		Q4 2007	100	4,983	0.37	79%	47,426	45,857	18.0	393	85.7	3.5
Brazil		Q4 2008	50	195	7.44	95%	22,163	21,757	5.9	271	7.0	2.8
		Q3 2008	50	208	7.15	94%	22,566	23,363	7.8	334	5.2	3.0
	Crixás	Q2 2008	50	206	7.08	95%	22,310	21,569	6.6	309	4.0	2.5
		Q1 2008	50	198	6.79	96%	20,630	19,974	5.9	295	3.5	2.4
		Q4 2007	50	200	6.90	95%	21,037	21,167	6.2	293	3.1	1.2
		Q4 2008	90	-	-	-	-	-	-	-	-	-
		Q3 2008	90	21	10.40	94%	6,855	8,364	7.9	945	0.5	1.2
	Julietta (5)	Q2 2008	90	42	10.60	91%	16,082	16,909	12.7	751	0.9	4.3
		Q1 2008	90	42	11.90	93%	16,648	15,826	11.7	739	1.0	2.6
		Q4 2007	90	43	11.70	94%	16,477	14,516	8.4	579	0.9	3.7
Russia		Q4 2008	75	286	28.13	95%	282,567	303,958	64.2	211	7.2	71.4
		Q3 2008	75	258	26.62	95%	275,327	227,632	52.6	231	22.4	50.2
	Kupol - 100% (6)	Q2 2008	75	74	36.55	96%	68,649	-	-	-	33.9	-
		Q4 2008	75	215	28.13	95%	211,925	227,968	48.2	211	5.4	59.3
		Q3 2008	75	194	26.62	95%	206,495	170,724	39.4	231	16.8	44.1
	Kupol (6) (7)	Q2 2008	75	55	36.55	96%	51,487	-	-	-	25.4	-

		Q4 2008	100	3,461	0.80	81%	77,133	76,495	$37.6	$492	$32.8	$7.5
		Q3 2008	100	3,815	0.96	80%	100,969	101,729	$45.1	$443	$38.4	$8.5
	Fort Knox	Q2 2008	100	3,398	0.95	82%	85,609	75,720	34.4	454	38.6	6.6
United		Q1 2008	100	3,095	0.80	82%	65,394	76,954	35.3	459	16.8	7.1
States		Q4 2007	100	3,312	0.84	84%	76,060	68,992	27.8	403	9.1	6.8
of	Kettle River	Q4 2008	100	77	12.29	88%	27,036	16,296	5.6	344	11.9	5.8
America		Q4 2008	50	8,219	0.52	nm	54,489	51,664	27.4	530	11.2	4.9
		Q3 2008	50	9,447	0.50	nm	63,283	64,259	28.6	445	7.8	5.3
	Round Mountain	Q2 2008	50	8,725	0.46	nm	65,570	67,538	30.9	458	9.7	6.1
		Q1 2008	50	10,977	0.51	nm	63,604	59,191	26.0	439	8.2	5.9
		Q4 2007	50	9,901	0.51	nm	63,068	62,639	22.1	353	9.7	1.3

(1)	Ore processed is to 100%, production and costs are to Kinross' account
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	On December 21, 2007, the Porcupine Joint Venture and Musselwhite were sold and the remaining 50% interest in La Coipa was purchased.
(4)	La Coipa silver grade and recovery were as follows: Q4 113.3g/t 67%; Q1 (2008) 76.76 g/t 63%; Q2 52.2 g/t 66%; Q3 45.62 g/t 58%; Q4 60.61 g/t 56.1%
(5)	Kinross completed the sale of Julietta on August 16, 2008
(6)	Kupol silver grade and recovery were as follows: Q2 (2008) 427.4 g/t 88%; Q3 305.97 g/t 84%; Q4 328.37 g/t 82%
(7)	Includes Kinross' share of Kupol at 75%.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Proven and Probable Mineral Reserves

Gold
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2008
Property	Location	Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area	USA	100.0%	144,512	0.40	1,874	108,258	0.56	1,933	252,770	0.47	3,807
Kettle River	USA	100.0%	4	19.72	3	2,095	15.08	1,016	2,099	15.08	1,019
Round Mountain Area	USA	50.0%	31,121	0.72	723	52,868	0.53	898	83,989	0.60	1,621
SUBTOTAL			175,637	0.46	2,600	163,221	0.73	3,847	338,858	0.59	6,447

SOUTH AMERICA
Cerro Casale [10]	Chile	49.0%	110,314	0.64	2,281	423,356	0.60	8,124	533,670	0.61	10,405
Crixas [9]	Brazil	50.0%	2,057	3.96	262	760	4.09	100	2,817	4.00	362
La Coipa [11]	Chile	100.0%	14,172	1.09	496	3,570	0.94	108	17,742	1.06	604
Maricunga Area	Chile	100.0%	148,669	0.79	3,754	132,658	0.65	2,787	281,327	0.72	6,541
Paracatu	Brazil	100.0%	1,262,778	0.40	16,054	166,451	0.39	2,108	1,429,229	0.40	18,162
SUBTOTAL			1,537,990	0.46	22,847	726,795	0.57	13,227	2,264,785	0.50	36,074

ASIA
Kupol	Russia	75.0%	755	15.96	387	6,139	13.78	2,720	6,894	14.02	3,107
SUBTOTAL			755	15.96	387	6,139	13.78	2,720	6,894	14.02	3,107

TOTAL GOLD			1,714,382	0.47	25,834	896,155	0.69	19,794	2,610,537	0.54	45,628

Silver
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2008
Property	Location	Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area	USA	50.0%	132	8.5	36	14,560	7.6	3,553	14,692	7.6	3,589
SUBTOTAL			132	8.5	36	14,560	7.6	3,553	14,692	7.6	3,589

SOUTH AMERICA
Cerro Casale [10]	Chile	49.0%	110,314	2.0	7,015	423,356	1.6	21,915	533,670	1.7	28,930
La Coipa [11]	Chile	100.0%	14,172	54.4	24,797	3,570	81.4	9,347	17,742	59.9	34,144
SUBTOTAL			124,486	7.9	31,812	426,926	2.3	31,262	551,412	3.6	63,074

ASIA
Kupol	Russia	75.0%	755	170.8	4,144	6,139	177.1	34,959	6,894	176.4	39,103
SUBTOTAL			755	170.8	4,144	6,139	177.1	34,959	6,894	176.4	39,103

TOTAL SILVER			125,373	8.9	35,992	447,625	4.8	69,774	572,998	5.7	105,766

Copper
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2008
Property	Location	Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
		(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale [10]	Chile	49.0%	110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601
SUBTOTAL			110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

TOTAL COPPER			110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Measured & Indicated Mineral Resources (excludes Proven and Probable Reserves)

Gold
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8,13)
Kinross Gold Corporation's Share at December 31, 2008
Property	Location	Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area	USA	100.0%	4,724	0.54	82	92,802	0.55	1,641	97,526	0.55	1,723
Round Mountain Area	USA	50.0%	6,940	0.73	163	18,979	0.60	366	25,919	0.64	529
SUBTOTAL			11,664	0.65	245	111,781	0.56	2,007	123,445	0.57	2,252

SOUTH AMERICA
Cerro Casale [10]	Chile	49.0%	13,319	0.36	156	156,404	0.42	2,124	169,723	0.42	2,280
Crixas [9]	Brazil	50.0%	43	2.83	4	232	2.91	22	275	2.90	26
Gurupi	Brazil	100.0%	-	-	-	51,990	1.04	1,731	51,990	1.04	1,731
La Coipa [11]	Chile	100.0%	14,388	1.10	508	8,034	1.23	317	22,422	1.14	825
Maricunga Area	Chile	100.0%	17,718	0.65	373	98,314	0.61	1,917	116,032	0.61	2,290
Paracatu	Brazil	100.0%	262,071	0.38	3,183	91,792	0.37	1,084	353,863	0.38	4,267
SUBTOTAL			307,539	0.43	4,224	406,766	0.55	7,195	714,305	0.50	11,419

ASIA
Kupol	Russia	75.0%	-	-	-	17	15.48	9	17	15.48	9
SUBTOTAL			-	-	-	17	15.48	9	17	15.48	9

TOTAL GOLD			319,203	0.44	4,469	518,564	0.55	9,211	837,767	0.51	13,680

Silver
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation's Share at December 31, 2008
Property	Location	Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area	USA	50.0%	4	8.6	1	920	9.9	294	924	9.9	295
SUBTOTAL			4	8.6	1	920	9.9	294	924	9.9	295

SOUTH AMERICA
Cerro Casale [10]	Chile	49.0%	13,319	1.3	547	156,404	1.2	5,823	169,723	1.2	6,370
La Coipa [11]	Chile	100.0%	14,388	31.0	14,341	8,034	25.5	6,586	22,422	29.0	20,927
SUBTOTAL			27,707	16.7	14,888	164,438	2.3	12,409	192,145	4.4	27,297

ASIA
Kupol	Russia	75.0%	-	-	-	17	269.2	149	17	269.2	149
SUBTOTAL			-	-	-	17	269.2	149	17	269.2	149

TOTAL SILVER			27,711	16.7	14,889	165,375	2.4	12,852	193,086	4.5	27,741

Copper
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
Kinross Gold Corporation's Share at December 31, 2008
Property	Location	Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
		(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale [10]	Chile	49.0%	13,319	0.16	47	156,404	0.19	670	169,723	0.19	717
SUBTOTAL			13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

TOTAL COPPER			13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

Statement of Inferred Resources
In addition to the reported measured and indicated mineral resources estimated at a gold price of US$800, inferred mineral resources of gold total 444,587,000 tonnes at an average grade of 1.45 grams per tonne.  Inferred mineral resources of silver total 175,748,000 tonnes at an average grade of 8.0 grams per tonne using a $US13.00 silver price.  The majority of the increase in inferred mineral resources from December 31, 2007 to December 31, 2008 is the result of the acquisition of the Fruta del Norte deposit which added 58.9 million tonnes at an average grade of 7.23 g/t Au and 11.8 g/t Ag for 13.69 million ounces of gold and 22.4 million ounces of silver.  See Note 12 for information regarding the preparation of resource estimates for Fruta del Norte.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Notes
(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 725 per ounce, and a silver price of $US 12.00 per ounce.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
Rubles to $US25.50
Chilean Peso to $US515.00
Brazilian Reais to $US1.95
(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 800 per ounce, a silver price of $US 13.00 per ounce and the following foreign exchange rates:
Rubles to $US25.50
Chilean Peso to $US515.00
Brazilian Reais to $US1.95
(3) The Company’s mineral reserves and mineral resources as at December 31, 2008 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the Canadian Securities Administrators' National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (the Instrument”) requirements.  Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.
(4) Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources.  U.S. investors are advised that the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian Securities Administrators. These terms are not recognized by the U.S. Securities and Exchange Commission.  U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.
(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Cerro Casale, which estimates are based on a recently completed pre-feasibility study. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.
(6) Except as provided in Notes (12) and (13), the Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.
(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.
(8) Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.
(9) The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 720 per ounce.  Mineral resources are reported using a gold price of $US 1,000 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US  1.94.
(10) Estimates for the Cerro Casale project estimates are based on the pre-feasibility study completed in 2008 by the joint venture.  Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:
Mineral reserves - Gold price of $US 725 per ounce, Copper price of $US 2.00 per pound
Mineral resources - Gold price of $US 850 per ounce, Copper price of $US 2.50 per pound
Chilean Peso to $US   525.00
(11) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.
(12)  The mineral resource estimates for Fruta del Norte were prepared by Mr. B. Terrence Hennessey, P. Geo., Vice President of Micon International Ltd. and Mr. E. Puritch, P. Eng., President of P&E Mining Inc., both of whom are qualified persons as defined by the Instrument.    Mineral resources are estimated  using a  gold equivalent cut-off grade of 2.3 g/t based on the following parametres:
Mineral resources - US$550/oz Au, US$10/oz Ag, 90% gold recovery, 80% silver recovery which combine for an Au Eq ratio of 61.9 g Ag = 1 g Au.
(13) The mineral resource estimates in this year-end statement do not include estimates for Lobo-Marte . The estimates for Lobo Marte are historical resource estimates that pre-date the adoption of the Instrument. These estimates were previously reported by Teck Cominco Ltd. using mineral resource classification categories that conform to those prescribed by the Instrument, but are not supported by quality assurance and quality control procedures that conform to current practice. Teck Cominco Ltd. previously reported a historical resource estimate of indicated mineral resources of 97,680,000 tonnes grading 1.72 g/t gold and inferred mineral resources of 9,250,000 tonnes grading 1.56 g/t gold at Lobo-Marte on a 100% basis as at December 31, 2007 (see page 75 of Teck Cominco Ltd.’s 2007 Annual Report).

Kinross Gold Corporation	Kinross reports record 2008 production and revenue

Mineral Reserve & Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Kinross Gold Corporation	Kinross reports record 2008 production and revenue
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